EXHIBIT 99.1

mCloud Signs First AssetCare™ Agreement to Reduce Energy Costs of Auto Dealership Transitioning to EV Charging in New York State

  Initial agreement delivers mCloud's AssetCare buildings solution to manage the energy efficiency of auto dealership in Con Edison territory of Bedford Hills, NY over a 17-year term
  Solution leverages cloud-based AI to manage energy consumption of EV chargers using battery storage and solar to continuously optimize energy use to reduce costs and carbon footprint
  Signed LOIs in place to connect 15 additional dealerships in New York with total expected value of more than $14 million
  mCloud targeting over 2,000 other auto dealerships in New York and California

SAN FRANCISCO, March 21, 2022 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it had signed an agreement on March 17, 2022 to deliver its AssetCare for Connected Buildings solution to manage the energy efficiency of the Vail Buick Dealership in Bedford Hills, New York, the first of 15 planned installations for auto dealerships in New York state to help control rising energy costs in the electric vehicle ("EV") era.

mCloud will deploy an innovative combination of AI in the cloud, solar power generation, and battery storage to continuously manage the energy cost and carbon footprint of the entire dealership, including the substantial increased energy consumption from EV charging now being implemented onsite. The Vail Buick Dealership agreement covers a 17-year term commencing on or before June 2022.

Controlling energy costs has become a pervasive challenge for auto dealerships such as the Vail Buick Dealership as they are expected to bear substantially higher energy costs from the growing energy consumption from EV chargers at their facilities. A 2021 IHS Markit study predicts EVs will see 52% compounded annual growth by 2025 globally with several major automakers pledging to go fully EV in their roadmaps, meaning auto dealerships will see greatly increased energy consumption in the years ahead.

mCloud's AssetCare for Connected Buildings solution uses AI in the cloud to optimize the energy footprint of commercial facilities. Through AssetCare, connected facilities can optimize energy consumption to reduce peak demand for electricity and lower the overall cost of energy by dynamically drawing on alternative energy sources such as solar and battery storage to satisfy demand. An AssetCare connected solution substantially reduces the carbon footprint of the facility and decreases demand on the energy grid.

Based on rates provided by the U.S. Energy Information Administration and after projecting for annual increases in electricity rates and increased energy demand from increased EV sales, mCloud estimates its solution will be able to help auto dealership customers save over 50% on their energy costs over the lifetime of an AssetCare agreement. These would typically result in savings in the order of millions of dollars for an auto dealership location along with the ESG benefits of reducing energy consumption and improving sustainability.

Alongside the agreement with Vail Buick Dealership, there are currently 15 additional auto dealership projects in New York state under development, with a cumulative expected value of more than $14 million. Letters of Intent (each an "LOI") have been signed for each project, a required step to securing the utility approvals and city permits needed for final contracting. There can be no assurance the LOIs will be completed as proposed or at all. These pending agreements along with other future sites are expected to have typical AssetCare target gross margins greater than 60% on service terms of 20 years.

With mCloud's partner JouleSmart and their ongoing relationship with the New York State Energy Research and Development Authority (NYSERDA), utilities such as Con Edison, and industry groups such as the Greater New York Auto Dealership Association ("GNYADA") who provide vital leadership to their members, the Company has plans in 2022 to target over 2,000 auto dealerships in New York and California with the support of its partner network. The Company also plans to continue collaboration through its partnership with the Mercedes-EQ Formula E Team by exploring further projects with the wider Mercedes-Benz family.

"mCloud has a simple, practical solution to managing all the electric load and escalating energy costs of auto dealerships as this market transitions to selling electric vehicles," said Costantino Lanza, mCloud's Chief Growth and Revenue Officer. "We are well-positioned to become a solution of choice for auto dealerships as we make EV charging economical for these facilities, eliminating the uncertainty of paying utility bills that are expected to quadruple or more compared to their current energy costs."

"The coming wave of EVs such as the new GMC Hummer EV will require auto dealerships like ours to upgrade their infrastructure as new EV chargers expose us to unpredictable and much higher utility bills," said Greg Vail, Vice President and Partner, Vail Buick GMC. "mCloud's AssetCare solution provides us with a proven AI platform to minimize operating costs, letting us focus on our core business while saving money and fulfilling our commitment as environmental stewards in our community."

On November 29, 2021, mCloud announced it was in the process of negotiating enterprise master service agreements that would serve as the basis for long-term contract arrangements beyond the 36-month arrangements seen in standard AssetCare agreements. The Company noted today these long-term AssetCare engagements around EV charging optimization along with those associated with the recently announced ESG-Digital Hub with Aramco on January 25, 2022 are prime examples of these enterprise master service agreements.

Those interested in this AssetCare solution for auto dealerships are invited to visit assetcare.mcloudcorp.com/auto to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the connection of 15 additional dealerships in New York state, the expected length of AssetCare service terms, plans to target over 2,000 additional dealerships in New York and California, and plans to engage the Mercedes-EQ Formula E team.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/mcloud-signs-first-assetcare-agreement-to-reduce-energy-costs-of-auto-dealership-transitioning-to-ev-charging-in-new-york-state-301505935.html

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2022/21/c6383.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 21-MAR-22